

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 9, 2007

Arthur M. Evans, CFO
Tri-Valley Corporation
4550 California Avenue, Suite 600
Bakersifled, CA 93309

> **Re: Tri-Valley Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed April 2, 2007**
> **File No. 001-31852**

Dear Mr. Evans:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2006 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Available Information, page 5

1.   Please note that our address is no longer 450 5th Street, NW. We are now located at 100 F Street, NE, Washington, D.C. 20549.

Industrial Minerals, page 12

2.   Amend your filing to remove the quantification of "mineralized material," as such measure is not contemplated nor permitted by Industry Guide 7.

Results of Operations, page 23

3.   Revise your disclosure to include a discussion of this information on a segment-by-segment basis. Refer to the guidance at FRC 501.06.

Financial Statements, page 27

4.   Revise your financial statements to include an audit report that refers to "the standards of the Public Company Accounting Oversight Board (United States)." Your current report excludes the reference to the United States. Refer to Auditing Standard No. 1.

5.   Expand your footnote disclosure to clearly describe the activities performed by each of your reportable segments. Refer to the requirements of SFAS 131, paragraph 26.

Note 10 – Common Stock and Warrant, page 54

6.   Explain to us supplementally the activity in 2006 that resulted in $5,438,087 being reflected on your statements of shareholders' equity labeled "additional paid in capital GVDC/GVPS."

7.   Your statements of cash flows indicate that $5,666,575 of goods and services were purchased in 2005 with common stock. Expand this footnote to include a description of these 2005 issuances.

Controls and Procedures, page 64

8.   We note your disclosures that neither your disclosure controls and procedures nor your internal control over financial reporting were effective at December 31, 2006. In this regard, revise both your Form 10-K and your subsequent Form 10-Q to disclose the specific steps that the company has taken, if any, to remediate the material weaknesses. Your filings should also include when each material weakness was identified, by whom it was identified and when the material weakness first began.

Form 10-Q for the quarter ended March 31, 2007

9.   Amend your Form 10-Q to conform with applicable comments written above on your Form 10-K.

10.   Amend your Form 10-Q to remove the officers' titles and the company name from the introductory line in your Certifications filed in accordance with Section 302 of the Sarbanes Oxley Act of 2002. Additionally, please file your

certifications as separate exhibits within the Edgar filing system rather than as a part of your main Form 10-Q document.

Engineering Comments

Properties, page 9

Oil and Gas Operations, page 10

1. Please reconcile the disclosure that only proved developed reserves are listed in your reserve report with the fact that in the table of reserve changes on page 60, out of the total proved oil reserves of 275,452 barrels, you describe only 89,301 barrels as proved developed reserves at end of year 2006. Please revise your document as necessary.

Supplemental Oil and Gas Information (Unaudited), page 60

2. In the table of reserve changes reserve additions should be described as extensions and discoveries, acquisitions, or revisions. Subtractions from reserves should be described as sales of reserves, production or revisions. It appears you have described the acquisition of reserves as net reserve additions and the revision of reserves as revisions of previous estimates and extensions, discoveries and other additions. Please revise your document to clarify your reserve changes as prescribed by SFAS 69. Provide appropriate explanations for significant changes as prescribed by paragraph 11 of SFAS 69.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sandy Eisen at (202) 551-3864 or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments.

Sincerely,

April Sifford
Branch Chief